February 25, 2019

Sing Wang
Chief Executive Officer
CM Seven Star Acquisition Corporation
Suite 1306, 13/F, AIA Central, Connaught Road
Central, Hong Kong

       Re: CM Seven Star Acquisition Corporation
           Amendment No. 1 to
           Preliminary Proxy Statement on Schedule 14A
           Filed January 30, 2019
           File No. 001-38261

Dear Mr. Wang:

      We have reviewed your January 30, 2019 response to our comment letter and your amended proxy statement, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
December 19, 2018 letter.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Kaixin Auto Group Summary Financial Information
Summary Operating Data, page 16

1. We note your response to comment 6 and the related revisions to your disclosures. It appears that the difference between GMV and Kaixin's revenue primarily relates to cars owned by Kaixin. Please tell us in more detail why GMV for the six months ended
      December 31, 2017 and June 30, 2018 significantly exceeds automobile sales revenue for the year ended December 31, 2017 and the six months ended June 30, 2018. In doing so, please clarify the extent to which this difference relates to value added tax and the extent to which this difference relates to other factors.
 Sing Wang
FirstName LastNameSing Wang
CM Seven Star Acquisition Corporation
Comapany NameCM Seven Star Acquisition Corporation
February 25, 2019
February 25, 2019 Page 2
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FirstName LastName
Comparative Per Share Information, page 17

2. We note your response to comment 17 and the related revisions to your filing. While you have provided historical and pro forma per share data for CM Seven Star, you do not appear to have provided historical and equivalent pro forma per share data for Kaixin.
         Please tell us how your current disclosure complies with Item 14(b)(10) of Schedule 14A, or revise.
The Business Combination Proposal
General Description of the Business Combination, page 75

3. We note your response to comments 10 and 13 and your statements that these third parties
         "did not provide an opinion, report or appraisal." We also note your disclosure that the board received "information" from its "financial advisors, as well as other third-party resources" and your response to comment 13 that you received a "summary" of the information provided by the two consulting firms. Please provide a detailed analysis as to why you believe that the support provided and the function served by Early Bird Capital and the third party firms did not constitute a report, opinion, or appraisal under Item 1015 of Regulation M-A. In this regard, we note that synthesizing and summarizing materials compiled by other evaluators to assess industry data and the target's financial results necessarily involves value judgments and determinations regarding the materiality and placement of information materially related to the transaction. Your analysis should also specifically address the nature of the "information" and "summaries" provided, and provide additional detail regarding the role of the financial advisors and third party professional firms in preparing the materials referenced in your response and disclosure.

         As a related matter, at your first reference of EarlyBirdCapital, please amend your disclosure to include the substance of your response to comment 10 with regards to your business relationship.
CM Seven Star's Board's Reasons for the Approval of the Business Combination, page 79

4. We note your response to comment 15 and your amended disclosure. While you have provided disclosure regarding management's determination that the merger consideration is fair, we cannot find disclosure explaining how you arrived at the amount of consideration and additional shares in the merger consideration. In this regard, we note your revised disclosure that "Kaixin's ratio is slightly higher than that of Uxin, but much lower than the ratios of CarMax and Carvana" and that Uxin's stock price represented a discount from its IPO price at the end of June 2018. However, based on your revised disclosure, it is unclear how you considered these ratios and the Uxin stock price in determining your merger consideration. Please amend your filing to clearly explain how you arrived at the transaction consideration, including the 33 million shares at a deemed price of $10 per share.
 Sing Wang
FirstName LastNameSing Wang
CM Seven Star Acquisition Corporation
Comapany NameCM Seven Star Acquisition Corporation
February 25, 2019
February 25, 2019 Page 3
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FirstName LastName
         As a related matter, please also revise your filing where you first disclose the per share exchange ratio and provide a reference to the page number and/or section of your proxy statement that discloses how you determined the number of shares to be issued as consideration.
Unaudited Pro Forma Condensed Combined Financial Information, page 132

5. You state under the heading "Certain Developments" on page 11 that Kaixin recently borrowed US$20 million under a convertible loan, and upon completion of the business combination, this convertible loan will be converted into units of CM Seven Star. Please include this transaction in your pro forma balance sheet and earnings per share, or tell us why inclusion is not consistent with Article 11 of Regulation S-X.
6. We note from disclosures elsewhere in your filing that in connection with the Ji'nan
         Dealership investigation, Kaixin expects to write off all or a portion of the inventory and advances to suppliers of this dealership, which totaled US$6.4 million and US$16.8 million respectively as of June 30, 2018. Please tell us in reasonable detail how you will determine the amount of any impairments and the timing of such impairments. To the extent that these assets were not fully impaired as of December 31, 2018, please explain to us in detail why. Also, tell us how you have reflected impairment of these assets in your pro forma financial statements, or tell us why you do not believe reflecting such impairment is consistent with Article 11 of Regulation S-X.
Kaixin Auto Group Financial Statements for the Years Ended December 31, 2015, 2016 and
2017
Note 2. Summary of Significant Accounting Policies
Revenue recognition, page F-23

7. We have read your response to comment 31 and have the following comments:

             We note Kaixin entered into the ancillary agreements in 2018. Please confirm our assumption and disclose to your investors, if true, that automobile sales revenue for
             2018 was primarily generated from transactions under these ancillary agreements and that you expect future automobiles sales revenue to be primarily generated from transactions under these ancillary agreements. If our assumption is not correct, please explain this matter to us in more detail.

             Your response indicates that the ancillary agreements were entered into for tax efficiency purposes. We note you similarly disclose on page 163 that the agreements are designed for tax optimization purposes. Please tell us how placing the legal title and automobile registration in the names of Jieying Executives and Dealership employees results in tax efficiency. In doing so, please briefly describe to us the relevant PRC tax laws and regulations. Also, tell us how the tax efficiency resulting
 Sing Wang
FirstName LastNameSing Wang
CM Seven Star Acquisition Corporation
Comapany NameCM Seven Star Acquisition Corporation
February 25, 2019
February 25, 2019 Page 4
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FirstName LastName
             from these agreements is reflected in the rate reconciliation within Kaixin's income tax footnote.

             Please describe to us a representative set of transactions under the ancillary agreements, including the journal entries that Kaixin records. If you record a receivable from the Jieying Executive, please tell us the basis in GAAP for recording this asset given your description of this loan as non-substantive. Specifically, your response appears to indicate that the Jieying Executive does not control how the funds loaned to him are spent, has no substantive risk related to the loan, and has no substantive control over the vehicle asset acquired with the loan. If our understanding of the substance of these loans is incorrect, please explain this matter to us in more detail. Additionally, please tell us any other GAAP literature you considered when concluding it is appropriate to record the vehicle purchased in the Jieying Executive's name as your inventory. These transactions do not appear to be within the scope of
             ASC 470-40 given that Kaixin is not receiving financing to fund its purchase of vehicles and instead is providing financing to the Jieying Executive. As part of your response, please confirm our assumption, if true, that these agreements give Kaixin the ability to direct the legal title and registration of the vehicle to be transferred from the
             Jieying Executive and Dealership employee to other individuals or into one of its legal entity's names.

             Your disclosures on pages 163-164 indicate that Shanghai Jieying "provides loans to the relevant Jieying Executive" and "[f]unds for the purchase are available to the
             Jieying Executive." However, your response appears to indicate that the loans are non-substantive as the Jieying Executive has no substantive risks related to the loan and no substantive control over the vehicle asset acquired with the loan. Please revise your disclosures throughout your filing as necessary to more clearly convey the substance of these ancillary agreements to your investors. For example, you may wish to disclose information similar to that contained in the first paragraph on page 16 of your response.

             We note that under your Affiliated Network Dealer model, the legal title and automobile registration are placed in the names of Jieying Executives and Dealership employees, similar to the process under the ancillary agreements. Your response indicates this is done mainly for tax efficiency purposes. Given that you do not record these vehicles as inventory, please tell us in more detail how placing the legal title and automobile registration in the names of Jieying Executives and Dealership employees creates tax efficiency for you.
 Sing Wang
CM Seven Star Acquisition Corporation
February 25, 2019
Page 5

       You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Jennifer
Thompson, Accounting Branch Chief, at 202-551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine
Bagley, Staff Attorney, at 202-551-2545 or Jennifer L pez-Molina, Staff Attorney, at 202-551-
3792 with any other questions.



                                                          Sincerely,
FirstName LastNameSing Wang
                                                          Division of
Corporation Finance
Comapany NameCM Seven Star Acquisition Corporation
                                                          Office of Consumer
Products
February 25, 2019 Page 5
cc:       Giovanni Caruso
FirstName LastName